

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

David Harlow
President and Chief Executive Officer
BancFirst Corporation
100 N. Broadway Ave.
Oklahoma City, Oklahoma 73102

      Re: BancFirst Corporation
           Form 10-K for the fiscal year ended December 31, 2021
           Filed February 25, 2022
           Form 10-Q for the quarterly period ended March 31, 2022
           Filed May 6, 2022
           File No. 000-14384

Dear Mr. Harlow:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance